September 7, 2006

Christian Baha
Chief Executive Officer
Quadriga Superfund, L.P.
Le Marquis Complex, Unit 5
PO Box 1479
Grand Anse
St. George's, Grenada
West Indies

Re: Quadriga Superfund, L.P.
Registration Statement on Form S-1
Registration No. 333-136804
Filed on August 22, 2006

Dear Ms. Baha:

        This is to advise you that we have performed a limited review of the above registration statement and have the following comments. We will not conduct any further review of the registration statement, except for any amendments you file in response to our comments.

General

1.   In footnote 1 to the Fee Table, you state that your offering is "[t]o be allocated between Series A and Series B on the basis of subscriber demand." Please note that it is not appropriate to register an unallocated shelf offering on Form S-1. Please revise the registration statement as necessary to allocate a number or amount of units to each of Series A and Series B units.

2.   In your note to the Fee Table, you state that this registration statement carries forward an unsold balance of $69,705,202 in units from your registration statement No. 333-122229. We note that in registration statement No. 333-122229 your units were allocated between Series A and Series B units. Please note that you may not unallocate these units by a post-effective amendment to your Form S-1. Please revise the registration statement as necessary to reflect the amount of units previously registered.

3.   In connection with our review of this registration statement, we also performed a limited review of your Form 10-K filed on March 31, 2006. You state in <u>Item 9A. Controls and Procedures,</u> that your management has evaluated the effectiveness of your disclosure controls and procedures as of a date within ninety days prior to the filing date of the Form 10-K. Please note that you must disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by the Form 10-K. Refer to Item 307 of Regulation S-K. Please advise or file an amended Form 10-K to revise your disclosure as necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

If you have any questions, please call David H. Roberts at (202) 551-3856 or the undersigned at (202) 551-3780.

Sincerely,

Karen J. Garnett
Assistant Director

cc: James Biery, Esq. (*via facsimile*)